As filed with the Securities and Exchange Commission on February 8, 2010

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In The Matter of

KOREA FINANCE CORPORATION

16 Yeouido-dong, Youngdeungpo-gu

Seoul 150-873

Korea

APPLICATION FOR AN ORDER PURSUANT

TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940 EXEMPTING

APPLICANT FROM ALL PROVISIONS OF THAT ACT

Written or oral communications regarding

this Application should be addressed to:

Edward F. Greene Richard S. Lincer Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 212-225-2000 (phone) 212-225-3999 (fax)	or	Jinduk Han Cleary Gottlieb Steen & Hamilton LLP 39th Floor, Bank of China Tower One Garden Road, Central Hong Kong +852-2532-3723 (phone) +852-2160-1023 (fax)

This document consists of 40 pages

i

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

	x	Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 Exempting Applicant from all Provisions of that Act.
In the Matter of	:
KOREA FINANCE CORPORATION	:
x

I. Executive Summary

Korea Finance Corporation (“Applicant”), a policy finance institution established by the government of the Republic of Korea (the “Korean Government”), hereby requests an order of the United States Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting Applicant from all the provisions of the 1940 Act and the rules and regulations thereunder.

Applicant is a policy finance institution established by the Korean Government in order to strengthen national competitiveness, to promote job growth in Korea, and to contribute to the sound growth of the financial markets and the national economy of Korea. Applicant is functionally equivalent to a commercial bank (with the exception of its inability to take deposits) in that (i) it offers financial services and issues financial products similar to those offered and issued by traditional commercial banks (as described in “III. Operations of Applicant”) and (ii) it is subject to extensive oversight, supervision and regulation by the Korean Government similar to those to which Korean commercial banks are subject (as described in “II. B. (3) Regulatory Supervision”). As a special policy finance institution, however, Applicant is not considered a commercial bank under Korean law and is not permitted to accept deposits from the public. Applicant operates mainly by borrowing in the Korean and international capital markets, or from the Korean Government and the central bank of Korea, and lending to borrowers in Korea. The annual funding plan of Applicant is subject to the approval of the Korean Government and its activities are conducted in accordance with detailed Korean Government guidelines and policies.

A majority of Applicant’s assets currently consist of equity securities of government-controlled enterprises, equity securities of private sector companies acquired during previous restructuring programs, loans and debt securities. Since such securities and loans could be considered “investment securities” within the meaning of Section 3(a)(1)(C) of the 1940 Act, Applicant submits this Application to prevent any uncertainty as to its status under the 1940 Act.

The Congress, and the Commission in promulgating rules under the 1940 Act, have long recognized that certain types of institutions fall outside the scope of the 1940 Act. Thus, for example, exemptions are available for (i) institutions primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities under Section 3(b)(1) of the 1940 Act, (ii) commercial finance and mortgage institutions under Section 3(c)(5) of the 1940 Act, (iii) banks, insurance companies and savings and loan associations under Section 3(c)(3) of the 1940 Act, (iv) foreign banks and insurance companies under Rule 3a-6 promulgated pursuant to the 1940 Act and (v) U.S. government agencies and corporations wholly owned by the U.S. government under Section 2(b) of the 1940 Act. The provisions of the 1940 Act were likewise not designed to apply to institutions such as Applicant.

The basis for granting the exemptive order in the present case is substantially similar to that upon which the Commission has previously exempted other policy finance institutions. Foreign policy finance institutions engaged in activities similar to those of Applicant have in the past been granted such orders pursuant to Section 6(c) of the 1940 Act. See In the Matter of Industrial Development Bank of India, Release Nos. IC-23395 (August 19, 1998) and IC-23331 (July 24, 1998); In the Matter of the Industrial Finance Corporation of Thailand, Release Nos. IC-21172 (June 28, 1995) and IC-21251 (July 25, 1995); In the Matter of Stadshypotek AB, Release Nos. IC-20636 (October 19, 1994) and IC-20689 (November 8, 1994); In the Matter of Ontario Financing Authority, Release Nos. IC-20493 (August 23, 1994) and IC-20433 (July 28, 1994); In the Matter of Tasmanian Public Finance Corporation, Release Nos. IC-18765 (June 8, 1992) and IC-18829 (July 2, 1992); In the Matter of Credit Local de France, Release Nos. IC-18286 (August 22, 1991) and IC-18249 (July 24, 1991); and In the Matter of Australian Industry Development Corporation, Release Nos. IC-11649 (February 25, 1981) and IC-11582 (January 23, 1981).

For this reason, and because granting this Application is necessary in the public interest and consistent with the protection of investors, Applicant hereby respectfully makes an application (this “Application”) for exemption under Section 6(c) of the 1940 Act.

No form having been specifically prescribed for this Application, Applicant proceeds under Rule 0-2 of the General Rules and Regulations of the Commission under the 1940 Act.

II. Legal Status of Applicant

A. Policy Finance Institution Established by the Korean Government

(1) Background

Applicant is a government-owned policy finance institution established by the Korean Government on October 28, 2009 pursuant to the Korea Finance Corporation Act (the “KoFC Act”). Applicant is succeeding to the policy bank role of the Korea Development Bank (“KDB”), a government-owned financial institution established in 1954, which has been the leading bank in Korea with respect to the provision of long-term financing for projects designed to assist the nation’s economic growth and development, and securities of which have been registered with the Commission since 1991 under Schedule B of the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to the Korean Government’s plan for the privatization of KDB and the transfer of the national policy and development bank role from KDB to Applicant, the Korean Government in October 2009 established Applicant and KDB Financial Group (“KDBFG”), a financial holding company, by spinning off a portion of KDB’s assets, liabilities and shareholders’ equity. In the spin-off, KDB’s interests in Daewoo Securities Co., Ltd., KDB Asset Management Co., Ltd. and KDB Capital Corp. were transferred to KDBFG, and KDB’s equity holdings in certain government-controlled companies, including Korea Electric Power Corporation, and equity holdings in certain private sector companies acquired during previous restructuring programs, including Hyundai Engineering & Construction Co., Ltd., were transferred to Applicant.

The Korean Government transferred its ownership interest in KDB to KDBFG in exchange for all of KDBFG’s share capital on November 24, 2009 and contributed 94.27% of KDBFG’s shares to Applicant as a capital contribution on December 30, 2009. After the spin-off and the share transfer, Applicant owns 94.27% of KDBFG’s share capital and the Korean Government retains the remaining 5.73% of KDBFG’s share capital.1

The following diagram provides an overview of Applicant’s structure, including its subsidiaries and its ownership of them.

[1]	Under the Korean Government’s plan for the privatization of KDB and the revised KDB Act, the sale of KDBFG’s shares is to commence by May 2014.

Since its establishment, Applicant has been engaged in providing financing for the growth of small and medium-sized enterprises (“SMEs”) and development of national and regional infrastructure and promotion of new growth engine industries in Korea.

(2) Statutory Purpose

Applicant’s primary purpose, as stated in Article 1 of the KoFC Act, is to “strengthen national competitiveness, amplify growth potential and job growth, and contribute to the sound growth of the financial markets and the national economy, by facilitating financing for SMEs, and supplying and managing funds required for the growth of the national economy, including provision of funds for local development and infrastructure projects, new growth engine industries, stabilization of financial markets and facilitation of sustainable growth.” Since Applicant serves the public policy of the Korean Government, it strives to maintain a level of profitability to strengthen its equity base and support growth in the volume of its business, rather than placing emphasis on profit maximization, as is the case with commercial financial institutions. The KoFC Act and the Enforcement Decree of the Korea Finance Corporation Act (the “KoFC Decree”) set forth the powers, privileges, government supervision and operating guidelines for Applicant. An English translation of the KoFC Act and the KoFC Decree is attached to this Application as Exhibit A and Exhibit B, respectively.

Under the KoFC Act, Applicant provides funds to the following areas to accomplish its statutory purpose:

•	facilitation of the growth of SMEs;

•	development of national and regional infrastructure;

•	urgent financial support necessary for the stabilization of financial markets in Korea; and

•	development of new growth engine industries and facilitation of sustainable growth.

Under the KoFC Act, Applicant may engage in the following activities to provide funds to the areas described above:

•	providing loans;

•	investing in securities;

•	guaranteeing indebtedness;

•	securitization of credit risk;

•	borrowing from the Korean Government, the Bank of Korea and other financial institutions,

•	borrowing from overseas;

•	issuance of KoFC bonds and other securities;

•	provision of funds pursuant to the Act on the Structural Improvement of the Financial Industry;

•	research regarding industrial and policy financing;

•	businesses entrusted by the Korean Government;

•	businesses incidental to the foregoing; and

•

other businesses approved by the Financial Services Commission of Korea (the “FSC”), which is the governmental agency responsible for the overall supervision of the Korean banking industry, as necessary to achieve Applicant’s statutory purpose.

B. Korean Government Support and Supervision

(1) Government Ownership and Financial Support

The Korean Government owns all of Applicant’s paid-in capital, as required by the KoFC Act. Applicant’s authorized capital under the KoFC Act is Won 15 trillion. At the time of its establishment in October 2009, Applicant had Won 0.1 trillion of paid-in capital transferred from KDB’s paid-in capital in the spin-off described above. Subsequently, the Korean Government contributed 94.27% of KDBFG’s shares, valued at approximately Won 14.9 trillion, to Applicant on December 30, 2009. Taking into account these capital contributions, as of December 31, 2009, Applicant’s total paid-in capital was Won 15 trillion.

In addition to making capital contributions, the Korean Government can directly support Applicant’s financing activities under the KoFC Act by:

•	lending Applicant funds to on-lend;

•	allowing Applicant to borrow from the Bank of Korea; and

•	guaranteeing, subject to approval by the National Assembly, Applicant’s overseas borrowings and debt securities.

KDB’s borrowing of Won 3.3 trillion from the Bank of Korea, which had been used to finance the Bank Recapitalization Fund in the wake of the global financial crisis in 2008, was transferred to Applicant as part of the KDB spin-off. The extent of the Korean Government’s financial support, in the form of loans, guarantees or contributions to capital, helps bolster Applicant’s lending capacity.

The Korean Government also supports Applicant’s operations pursuant to Articles 30 and 31 of the KoFC Act. Article 30 provides that “20% or more of the annual net profit of Korea Finance Corporation shall be transferred to reserve, after compensating for any accumulated losses, until the reserve amounts equal the total amount of paid-in capital” and that accumulated amounts in reserve may be capitalized in accordance with the provisions of the KoFC Decree. The provisions of Article 30 operate to strengthen Applicant’s capital base since at least 20% of Applicant’s annual net profit must be retained as reserve (until the reserve amounts equal the total amount of paid-in capital) before it can be distributed to the Korean Government.

Article 31 of the KoFC Act provides that “the annual net losses of Korea Finance Corporation shall be offset each fiscal year by the reserve, and if the reserve be insufficient, the deficit shall be replenished by the Government.” As a result of Article 31, the Korean Government is generally responsible for Applicant’s operations and is legally obligated to replenish any deficit that arises if Applicant’s reserve, consisting of its surplus and capital surplus items, is insufficient to cover its annual net losses. In light of the above, if Applicant had insufficient funds to make any payment under any of its obligations, including the debt securities with respect to which this Application is made, the Korean Government would be required by the KoFC Act to take appropriate steps, such as by making a capital contribution, by allocating funds or by taking other action, to enable Applicant to make such payment when due. The provisions of Article 31 do not, however, constitute a direct guarantee by the Korean Government of Applicant’s obligations under the debt securities, and the provisions of the KoFC Act, including Article 31, may be amended at any time by action of the National Assembly.

(2) Appointment of the Management

Under the KoFC Act, the President, all Directors, the Auditor and all members of the Steering Committee of Applicant are appointed by the Korean Government. The President of the Republic appoints Applicant’s President and Chairman of the Board of Directors upon the recommendation of the Chairman of the FSC. The FSC appoints all of Applicant’s Directors upon the recommendation of Applicant’s President. The FSC appoints Applicant’s Auditor after consultation with the Minister of Strategy and Finance. Applicant’s Board of Directors, composed of its President and Directors, adopts resolutions on important matters concerning Applicant’s business affairs.

Under the KoFC Act, the Steering Committee of Applicant deliberates and adopts resolutions on Applicant’s important policies, including the amendment of its Articles of Incorporation, amendment of the operating manual, determination of its annual business plan and annual budget, settlement of accounts and deployment of reserves to increase capital or decrease accumulated losses. The Steering Committee determines fundamental policies of Applicant and ensures that they are coherent with the policy objectives of the Korean Government, while Applicant’s Board of Directors guides Applicant’s operations to appropriately carry out the policies mandated by the Steering Committee and the Korean Government. Four members of the Steering Committee are appointed from among public officials – one is appointed by each of the Minister of Strategy and Finance, the Minister of Knowledge Economy, the Chairman of the FSC, and the Administrator of Small and Medium Business Administration from among their respective senior ranking officials. Applicant’s President serves as the Chairman of the Steering Committee and three other non-governmental members are appointed by the FSC from among experts with knowledge and experience in policy banking or other related areas.

(3) Regulatory Supervision

Applicant is subject to extensive oversight and supervision by the Korean Government on an ongoing basis. Under the KoFC Act, the KoFC Decree and the FSC’s Supervisory Regulations on Korea Finance Corporation (the “KoFC Supervisory Regulations” and, together with the KoFC Act and the KoFC Decree, the “KoFC Regulations”), Applicant’s activities are supervised and regulated by the Korean Government, primarily by the FSC, as follows:

•	one month prior to the beginning of each fiscal year, Applicant must submit its proposed business plan and annual budget for the fiscal year to the FSC for its approval;

•

within three months after the end of each fiscal year, Applicant must submit its financial statements for the fiscal year to the Minister of Strategy and Finance for his/her approval and further examination by the Board of Audit and Inspection of Korea;

•

the FSC must approve Applicant’s operating manual, which among other things sets out the guidelines for all principal operating matters, including the method and maximum amount of lending, interest rate, maturity and terms of loans, the method and maximum amount of investment and guarantees;

•

the FSC has broad authority to require reports from Applicant on any matter and to examine its books, records and other documents. On the basis of the reports and examinations, the FSC may issue any orders deemed necessary to enforce the KoFC Act;

•

the FSC may supervise Applicant’s operations to ensure managerial soundness based upon the criteria set forth in the KoFC Regulations, which includes (i) restrictions on lending to a single borrower, (ii) restrictions on equity investments, (iii) restrictions on investment in securities and other assets, (iv) regulations on capital adequacy ratios and liquidity ratios, (v) regulations on foreign currency assets and liabilities, (vi) standards for the provisions for possible loan losses, and (vii) applicable accounting principles, as described in more detail below, and may issue orders deemed necessary for such supervision;

•

the Minister of Strategy and Finance may make a request to the FSC as necessary for the supervision of Applicant’s operations and may request the FSC to require reports from Applicant or examine its books, records and other documents; and

•	Applicant may amend its Articles of Incorporation only with the approval of the FSC.

The FSC’s supervision of Applicant’s managerial soundness closely parallels the FSC’s supervision of the activities of commercial banks in Korea. The following describes details of the criteria set forth in the KoFC Regulations and the FSC’s Banking Business Supervisory Regulations (the “Banking Supervisory Regulations”) and general similarities between Applicant and ordinary commercial banks in terms of regulations and activities:

(a) Restrictions on lending to single borrowers: With certain limited exceptions (including loans provided to other financial institutions and loans provided in connection with corporation restructuring programs) applicable to Applicant, both Applicant and ordinary commercial banks in Korea are subject to the restrictions against excessive lending to any one person (“single entity”) or corporate or other associated group of entities that shares credit risk (“credit risk group”).

Under this restriction, Applicant is not allowed to extend credit to any single entity in a total amount that exceeds 40% of its total capital and is not allowed to extend credit to any credit risk group in a total amount that exceeds 50% of its total capital. Ordinary commercial banks are not allowed to extend credit to any single entity in a total amount that exceeds 20% of the relevant bank’s total capital and are not allowed to extend credit to any credit risk group in a total amount that exceeds 25% of the relevant bank’s total capital. In addition, with respect to both Applicant and ordinary commercial banks, the aggregate sum of credit provided to single entities that exceeds 10% of Applicant’s or the relevant bank’s capital may not exceed five times its capital.

(b) Restrictions on equity investments in single entities: Subject to certain limited exceptions applicable to Applicant (including equity securities received from the Korean Government or transferred from KDB), both Applicant and ordinary commercial banks are prohibited from acquiring more than 15% of the equity of any single entity.

(c) Restrictions on investment in securities and other assets: Under the KoFC Decree, Applicant is not allowed to invest in equity securities or securities with maturities of more than three years in an aggregate amount exceeding 60% of its capital, subject to the following exceptions: (i) securities purchased by Applicant to pursue its policy objectives, (ii) debt securities issued by the Korean Government, local governments and other public entities, (iii) monetary stabilization securities issued by the Bank of Korea, (iv) debt securities issued by public funds, (v) securities received from the Korean Government or transferred from KDB and (vi) securities the purchase of which was approved by the FSC. Ordinary commercial banks are subject to similar restrictions under the Banking Act and are prohibited from investing in equity securities or securities with maturities of more than three years (except for Korean government securities) in an aggregate amount exceeding 60% of the relevant bank’s capital. In addition, both Applicant and ordinary commercial banks are not allowed to (i) own real estate for investment purposes, except for acquisition as a result of foreclosure, or own real estate with a value exceeding 60% of its capital, (ii) lend for purposes of speculative investment in commodities or securities, or (iii) lend to its or its subsidiaries’ executives or employees, except for small loans under the limit set by the FSC.

(d) Regulations on capital adequacy ratios and liquidity ratios: Both Applicant and ordinary commercial banks are required to maintain a risk-weighted capital adequacy ratio of at least 8%, taking into consideration the relevant asset rating standards provided in the KoFC Supervisory Regulations and the Banking Supervisory Regulations. In addition, both Applicant and ordinary commercial banks are required to maintain the ratio of Won-denominated current assets to Won-denominated current liabilities at or above a certain level, which is 0.7 to 1 for Applicant and 1 to 1 for ordinary commercial banks.

(e) Regulations on foreign currency assets and liabilities: Both Applicant and ordinary commercial banks are required to maintain the ratios of foreign currency denominated assets to foreign currency denominated liabilities depending on their maturities as follows: (i) for assets and liabilities maturing within seven days, such liabilities may not exceed 100% of such assets, in the case of Applicant, and 103%2 of such assets, in the case of ordinary commercial banks, (ii) for assets and liabilities maturing within one month, such liabilities may not exceed 110% of such assets, and (iii) for assets and liabilities maturing within three months, the ratio of such assets to such liabilities at or above 0.85 to 1.

[2]

Changed from 100% to 103% by amendment to the Banking Supervisory Regulations on December 31, 2009. KoFC Supervisory Regulations are also expected to change in line with the amendment to the Banking Supervisory Regulations.

(f) Standards for the provisions for possible loan losses: Subject to the limited exceptions applicable to Applicant, as with the regulations on commercial banks, the KoFC Supervisory Regulations classify Applicant’s loans into five categories and require provisions for possible loan losses to be made in accordance with ratios applicable to each category. The applicable ratios for Applicant are 0.5% or more for “Normal,” 3.5% or more for “Precautionary,” 20.0% or more for “Substandard”, 50.0% or more for “Doubtful” and 100% for “Expected Loss.” The applicable ratios for ordinary commercial banks under the Banking Supervisory Regulations are 0.85%3 or more for “Normal,” 7.0% or more for “Precautionary,” 20.0% or more for “Substandard”, 50.0% or more for “Doubtful” and 100% for “Expected Loss.”

(g) Applicable accounting principles: Currently, Applicant and ordinary commercial banks are required to follow the same accounting principles with respect to all of their banking activities.

III. Operations of Applicant

In October 2009, the Korean government established Applicant by spinning off a portion of KDB assets, liabilities and shareholders’ equity based on its plan to transfer the policy and development bank roles from KDB to Applicant and privatize KDB.

The following balance sheet data show (i) KDB’s assets, liabilities and shareholders’ equity as of October 27, 2009 before and after the spin-off, (ii) assets, liabilities and shareholders’ equity transferred to Applicant and KDBFG from KDB and (iii) Applicant’s assets, liabilities and shareholders’ equity as of December 31, 2009 reflecting the transfer of KDBFG’s shares to Applicant.

[3]	0.9% for companies in certain industries.

	KDB Before Spin-off(1)	KDB After Spin-off(1)	KDBFG(1)	KoFC	KoFC
	As of October 27, 2009	As of October 27, 2009	As of October 27, 2009	As of October 27, 2009	As of December 31, 2009
			(billions of won)
			(unaudited)
Balance Sheet Data
Assets
Cash and due from banks	1,778.3	1,200.6	72.8	504.9	1,395.6

Securities(2)	54,556.8	33,791.4	1,579.6	19,185.8	34,559.6

Loans receivable (net of provision for possible loan losses and present value discounts)	79,328.0	75,315.7	—	4,012.4	4,327.8

Property and equipment	625.5	547.5	0.3	77.7	80.1
Other assets	15,446.8	15,399.3	14.4	33.1	50.3

Total assets	151,735.4	126,254.4	1,667.1	23,813.9	40,413.3

Liabilities and Shareholders’ Equity
Deposits	14,073.8	14,073.8	—	—	—

Borrowings(3)	102,380.6	82,289.7	450.0	19,640.9	21,140.9

Other liabilities	16,464.8	15,224.7	67.1	1,173.0	923.2

Total liabilities	132,919.2	111,588.2	517.1	20,813.9	22,064.1

Shareholder’s Equity

Paid-in capital	9,641.9	9,241.9	300.0	100.0	15,000.0

Capital surplus	60.7	47.1	13.6	—	—
Capital adjustments	(38.5)	(34.6)	(0.2)	(3.7)	(4.7)
Accumulated other comprehensive income (loss)	1,101.3	185.6	(14.6)	930.3	1,451.7
Retained Earnings	8,050.9	5,226.3	851.2	1,973.4	1,902.3

Total shareholders’ equity	18,816.2	14,666.2	1,150.0	3,000.0	18,349.3

Total liabilities and shareholders’ equity	151,735.4	126,254.4	1,667.1	23,813.9	40,413.3

(1)	KDB’s and KDBFG’s financial information as of October 27, 2009 included herein has been derived from KDB’s financial statements as of October 27, 2009 included in KDB’s prospectus supplement dated February 3, 2009 filed with the Commission on February 5, 2010.
(2)	Includes equity securities and debt securities. The following table shows details of equity securities that have been transferred to KDBFG and KoFC in the spin-off. In addition, the Korean Government contributed 94.27% of KDBFG’s shares, valued at approximately Won 14,900 billion, to Applicant on December 30, 2009.

(a)	Equity securities transferred to KDBFG from KDB

	As of October 27, 2009
Classification	Ownership	Book value
	(billions of won, except percentage)
Daewoo Securities Co., Ltd.	39.1%	1,043.0
KDB Capital Corp.	99.9%	485.3
KDB Asset Management LLP	64.3%	42.4
Korea Infra Asset Management	84.2%	8.9

Total		1,579.6

(b)	Equity securities transferred to KoFC from KDB

	As of October 27, 2009
Classification	Ownership	Book value
	(billions of won, except percentage)
Korea Electric Power Corporation	29.9%	8,981.7
Korea Expressway Corporation	8.7%	1,930.2
Korea Land & Housing Corporation	11.5%	2,491.9
Korea Water Resources Corporation	9.3%	976.4
The Export-Import Bank of Korea	3.1%	200.0
Korea Tourism Organization	43.6%	165.9
Korea Asset Management Corporation	8.1%	146.3
Korea Appraisal Board	30.6%	13.9
Korea Resources Corporation	0.4%	3.2
Seoul Newspaper Co., Ltd.	0.02%	0.03
Industrial Bank of Korea	9.7%	620.2
Hyundai Engineering & Construction Co., Ltd.	11.2%	744.4
Hynix Semiconductor Inc.	5.5%	587.0
Korea Aerospace Industries, Ltd.	30.1%	171.9
SK Networks Co., Ltd.	8.2%	246.1
Daewoo International Corporation	5.3%	153.0

Total		17,432.1

(3)	Borrowings include borrowings and industrial finance bonds.

In connection with transferring the policy and development bank roles to Applicant and facilitating Applicant’s policy bank roles, the Korean government transferred to Applicant KDB’s holdings in certain government-controlled companies4 as well as holdings in certain private sector companies acquired during previous restructuring programs, totaling Won 17.4 trillion based on book value as of October 27, 2009. The Korean Government contributed 94.27% of KDBFG’s shares, valued at approximately Won 14.9 trillion, to Applicant on December 30, 2009.

The KoFC Act authorizes Applicant to borrow money in both the domestic and international capital markets in order to lend such funds to Korean borrowers. Applicant plans to fund its lending operations primarily by issuing debt securities in the domestic capital markets in the form of KoFC bonds, which are accorded a special legal status under the KoFC Act, as well as in the international capital markets.

[4]	The vast majority of KDB’s holdings in these government-controlled companies were originally contributed by the Korean Government to KDB to bolster KDB’s capital base.

While Applicant performs many of the functions of a bank and is subject to extensive oversight, supervision and regulation by the Korean Government, Applicant is not considered a commercial bank under Korean law and, as a result, operates outside of the commercial banking system in Korea. Consequently, Applicant is prohibited from accepting deposits from the public.

Generally speaking, the scope of Applicant’s operations is more limited than that of commercial banks due to its specific objectives as set forth in the KoFC Act. The differences are summarized below:

	Commercial banks	Applicant
Lending sector	All sectors such as consumer loans, housing loans, trade, industrial and construction, etc.	Focused on sectors such as industrial, SME support and infrastructure construction, etc.
Type of financing	Direct loans Debt and equity securities Credit card	Direct loans Debt and equity securities On-lending
Type of borrower	Individuals, private companies, state enterprises, etc.	Financial institutions (in the case of indirect financing) and private companies
Funding	Take deposits from public Issue certificates of deposit	Not allowed Not allowed
	Issue debt securities	Issue debt securities

During the period between October 28, 2009 and December 31, 2009, Applicant provided approximately Won 393.5 billion of loans and acquired approximately Won 220.0 billion of debt securities. Applicant did not purchase any equity securities during this period. Most of the funds were provided to facilitate financing for SMEs, development of national and regional infrastructure and promotion of new growth engine industries. Since Applicant plans to focus on lending as its primary channel of providing funds, the percentage of loans among its total assets is expected to grow significantly in the near future. The following table shows Applicant’s business operation during this period as recorded in its internal accounts:

KoFC’s Business Operation

(from October 28, 2009 to December 31, 2009)

Financing Type	Amount (in billions of Won)	Percentage
Loans:
On-lending	230.5	37.6%
Direct Loans:
Equipment and Project Loans	163.0	26.5%
Working Capital Loans	—	—

Total Loans	393.5	64.1%
Debt Securities	220.0	35.9%

Equity Securities	—	—

Total	613.5	100.0%

Applicant currently plans to provide approximately Won 6,000 billion of new funds in fiscal year 2010 to the following three principal areas through lending and purchase of securities:

•	supporting SMEs;

•	extension of social infrastructure and regional development; and

•	promotion of new growth engine industries, such as high-tech industries and new or renewable energy industries.

The following table shows Applicant’s plan for its financing operations in 2010:

KoFC’s Business Plan

(for fiscal year 2010)

Financing Type	Amount (in billions of Won)	Percentage
Loans:
On-lending	2,100	35.0%
Direct Loans:
Equipment and Project Loans	1,350	22.5%
Working Capital Loans	300	5.0%

Total Loans	3,750	62.5%
Debt Securities	1,500	25.0%

Equity Securities	750	12.5%

Total	6,000	100.0%

A. On-lending

During the period from October 28, 2009 to December 31, 2009 Applicant provided Won 393.5 billion of loans through on-lending. According to Applicant’s annual plan for 2010, approximately Won 2,100 billion, or 35.0% of all financings to be provided by Applicant, is expected to be provided through on-lending. On-lending is a form of indirect financing – i.e., responsibility for repayment to Applicant rests with an intermediary financial institution. On-lending involves an intermediary financial institution which on-lends the funds provided by Applicant to an industrial borrower.

Most of the funds provided in 2009 and to be provided in 2010 through on-lending were or are expected to be lent to SMEs for their working capital and equipment purchases. KDB, Industrial Bank of Korea, and commercial banks and regional banks in Korea serve as intermediary financial institutions through which the funds are on-lent. Applicant also plans to provide equipment financing by on-lending through the Facility Investment Fund, which is a government-sponsored fund established in 2009 in the wake of the global financial crisis to facilitate financing of equipment purchases by industrial enterprises.

When providing loans to intermediary financial institutions for on-lending, Applicant sets guidelines for on-lending, including the scope of eligible borrowers, maturity and interest rates. Under certain circumstances, Applicant may share the credit risk of the loans made to industrial borrowers by the intermediate financial institutions.

B. Direct Loans

During the period from October 28, 2009 to December 31, 2009 Applicant provided Won 163.0 billion of direct loans. According to Applicant’s annual plan for 2010, approximately Won 1,650 billion, or 27.5% of all financings to be provided by Applicant, is expected to be provided through direct loans. In general, direct loans refer to loans made directly to particular industrial concerns without the involvement of an intermediary financial institution.

(1) Equipment and Project Loans

During the period from October 28, 2009 to December 31, 2009 Applicant provided Won 163.0 billion of equipment loans. In 2010, Applicant plans to provide approximately Won 1,350 billion as equipment loans or project loans. Equipment loans generally refer to loans made to industrial borrowers to finance the acquisition of specific items of machinery and equipment. Equipment loans are secured by the financed equipment asset and usually mature within three to five years. Project loans generally refer to loans made to public and private enterprises for establishment of large-scale infrastructure or industrial projects. Project loans are secured by the financed construction projects and usually mature within 10 to 20 years. Applicant provides equipment and project loans primarily in the following areas:

•	financing for new growth engine industries to support long-term research projects and investment in facilities, which may not be adequately financed by commercial financial institutions;

•	financing for the construction of national and regional infrastructure projects, such as roads, railroads and harbors; and

•	financing for the resource development in and outside of Korea.

(2) Working Capital Loans

In 2010, Applicant plans to provide approximately Won 300 billion as working capital loans to industrial borrowers, particularly in the manufacturing industry, to facilitate job growth.

C. Debt Securities

During the period from October 28, 2009 to December 31, 2009 Applicant purchased Won 220.0 billion of debt securities issued by companies involved in new growth engine industries, such as information technology and nuclear power plant construction, or in infrastructure construction. In 2010, Applicant plans to purchase approximately Won 1,500 billion of debt securities, or 25.0% of all financings to be provided by Applicant. Applicant’s investment in 2010 will be focused on debt securities issued by SMEs and enterprises in new growth engine industries, including high-tech industries and new or renewable energy industries. These debt securities are similar to loans in nature as Applicant expects to hold most of the debt securities to maturity and does not expect to trade these debt securities in the secondary market. Applicant also plans to acquire debt securities issued by securitization vehicles based on securities issued by SMEs in order to help provide funds to SMEs that do not have ready access to the capital markets.

D. Equity Securities

In 2010, Applicant plans to purchase approximately Won 750 billion of equity securities, or 12.5% of all financings to be provided by Applicant. Most of Applicant’s investment in equity securities will be indirect investments through venture capital funds and collective investment vehicles to help grow SMEs, start-up companies and enterprises in new growth engine industries. Some of the equity investment will be used to purchase equity portions of project finance vehicles to help finance the construction of national and regional infrastructure projects.

E. Other Activities

Applicant engages in a range of activities as a policy finance institution in addition to the activities discussed above, including:

•	provision of urgent financial support to stabilize financial markets at times of national financial instability;

•	facilitation of corporate restructuring and creditor work-out programs in Korea; and

•	research regarding industrial and policy financing.

IV. Description of Proposed Issuance of Debt Securities

Applicant proposes to offer and sell in the United States debt securities (the “Debt Securities”) from time to time. The Debt Securities will be direct, unsecured obligations of Applicant and rank pari passu among themselves and with all other unsecured indebtedness of Applicant for moneys borrowed. Any such offering may be registered under the Securities Act or made pursuant to an exemption from the registration requirements of the Securities Act. The offer and sale of such Debt Securities will provide Applicant with an alternate source of funding to supplement its borrowing in Korea and non-U.S. international capital markets. Applicant will use the proceeds of the sale of the Debt Securities to provide funds for its general operations including extending loans.

V. Conditions

Applicant agrees that the order of the Commission granting the requested relief shall be subject to the condition that, in connection with any offering by Applicant of Debt Securities in the United States, Applicant will appoint an agent in the United States to accept service of process in any suit, action or proceeding brought with respect to such Debt Securities instituted in any state or federal court in the Borough of Manhattan, The City of New York, New York. Applicant will expressly submit to the jurisdiction of the New York State and United States Federal courts sitting in the Borough of Manhattan, The City of New York, New York with respect to any such suit, action or proceeding. Such appointment of an agent to accept service of process and such consent to jurisdiction shall be irrevocable until all amounts due and to become due in respect thereof have been paid. No such submission to jurisdiction or appointment of agent for service of process will affect the right of a holder of any such security to bring suit in any court which shall have jurisdiction over Applicant by virtue of the offer and sale of such securities or otherwise.

VI. Applicable Law and Legal Analysis

A. Section 3(a)(1)(C) of the 1940 Act

Section 3(a)(1)(C) of the 1940 Act defines an “investment company” as an issuer which

...is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Section 3(a)(2) provides that “investment securities” include all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c). As of December 31, 2009, approximately 43.9% of Applicant’s assets consisted of equity securities issued by entities that are not majority-owned by Applicant, approximately 10.7% of Applicant’s assets consisted of obligations of borrowers to repay loans, and approximately 4.7% of Applicant’s assets consisted of other debt securities. Such obligations and securities could be considered as “investment securities” within the meaning of Section 3(a)(1)(C) of the 1940 Act. Therefore, Applicant may be deemed to be an “investment company” under the 1940 Act.

B. Rule 3a-6 Exemption

Rule 3a-6 under the 1940 Act excludes foreign banks and insurance companies (including government-owned institutions that qualify as “foreign banks” under Rule 3a-6) from the definition of investment company for all purposes under the 1940 Act. A “foreign bank” is defined in Rule 3a-6(b)(1) as “a banking institution incorporated or organized under the laws of a country other than the United States” which, among other things, must be “engaged substantially in commercial banking activity.” The term “engaged substantially in commercial banking activity” is defined as being “engaged regularly in, and deriving a substantial portion of its business from, extending commercial and other types of credit and accepting demand and other types of deposits that are customary for commercial banks in the country in which the head office of the banking institution is located.” While Applicant conducts many of the activities associated with traditional commercial banks and is subject to extensive oversight, supervision and regulation by the Korean Government, Applicant does not “accept demand and other types of deposits.” Therefore, Applicant may not be eligible for the exemption provided by Rule 3a-6.

C. Supporting Arguments

Applicant is functionally equivalent to a foreign bank under Rule 3a-6 (with the exception of its inability to take deposits) because, as described in more detail below, (i) it offers financial services and issues financial products similar to those offered and issued by traditional foreign banks and (ii) it is subject to extensive oversight, supervision and regulation by the Korean Government. As a special policy finance institution, however, Applicant is not considered a commercial bank under Korean law and is not permitted to accept deposits from the public. Applicant may not qualify for the Rule 3a-6 exemption because it does not accept deposits from the public.

The Commission has granted exemptions pursuant to Section 6(c) of the 1940 Act in circumstances similar to those presented by Applicant with respect to the offer and sale in the United States of securities by a foreign financial institution primarily engaged in a business or businesses similar to the businesses of domestic financial institutions that fall within the terms of the exemption provided by Section 3(c)(3) of the 1940 Act. See In the Matter of Nationwide Anglia Building Society, Investment Company Act Release No. 18354 (October 9, 1991) (UK building society subject to regulation under the 1986 Societies Act exempted under Section 6(c)); La Caisse Central’ Desjardins du Quebec, Investment Company Act Release No. 16779 (January 25, 1989) (“La Caisse”) (confederation of Canadian savings institutions and credit unions subject to regulation under the Canadian Credit Union Act and the Quebec Deposit Insurance Act exempted under Section 6(c)).

Moreover, both prior to and since the adoption of Rule 3a-6, the Commission frequently has exercised its Section 6(c) authority to provide exemptions from the 1940 Act for the foreign counterparts of other domestic financial institutions that fall within the coverage of Section 3(a)(1)(C) of the 1940 Act, including foreign banks, foreign bank holding companies, foreign insurance companies and foreign insurance holding companies. See e.g., In the Matter of Stadshypotek AB, Investment Company Act Release No. 20689 (November 8, 1994) (Swedish credit market institution subject to the Swedish Act on Credit Market Companies); La Caisse, supra; Legal & General Group plc and Legal and General Finance Inc., Investment Company Act Release No. 16785 (January 30, 1989) and 16835 (February 24, 1989) (U.K. insurance holding company subject to, among other things, regulation under the U.K. Financial Services Act 1986 and the U.K. Insurance Companies Act of 1982).

In addition, Applicant regards the Commission’s adoption of Rule 3a-6 as a further acknowledgment of the general propriety of the Commission’s exercising its Section 6(c) exemptive authority so as to provide substantial parity to the foreign counterparts of the domestic financial institutions covered by Section 3(c)(3), where there is an appropriate local regulatory scheme applicable to such institution. In the SEC Release adopting Rule 3a-6, the Commission specifically stated that “while the Commission is not adopting a general provision for foreign entities similar to Canadian loan companies and U.K. building societies which would exempt them from the definition of the term ‘investment company’, such entities organized in other jurisdictions may file an application for individual exemptive relief under Section 6(c) of the [1940] Act.” IC Release No. 18381.

The rationale of Congress and the Commission in promulgating rules under the 1940 Act in exempting foreign financial institutions such as banks and insurance companies applies equally to Applicant. When the Commission proposed amendments to Rule 6c-9, which was followed by the adoption of Rule 3a-6, the Commission stated:

Generally, the proposed rule amendments would expand the current rule to exempt from registration those entities that the Commission believes (1) do not, in effect, function as investment companies, and (2) are generally subject to supervision by an appropriate regulatory authority, and further, are entities that generally the Commission is familiar with through the exemptive process. See Investment Company Release No. IC-17682 (August 17, 1990).

Applicant is within the category of institution for which the Commission sought to provide exemption relief. The Commission also stated that it recognized that “every foreign country will have a different scheme for regulating the various types of financial institutions and a different definition of their range of permitted activities.”

As described above, Applicant is subject to extensive oversight, supervision and regulation by the Korean Government, particularly the FSC. The scope of Applicant’s business activities is prescribed by the KoFC Act and the FSC must approve Applicant’s annual business plans, annual budget and operating manual. Moreover, as discussed above, the FSC supervises Applicant’s operations to ensure managerial soundness by regulating its lending activities, restricting its investment in securities and requiring Applicant to comply with the same capital adequacy requirement applicable to Korean commercial banks.

Applicant is subject to a more direct form of government oversight and supervision than commercial banks in Korea because of the appointment of its management by the Korean Government, participation by the Korean Government in the management and operation of Applicant’s business and the specificity of Applicant’s mandate pursuant to the KoFC Act. The Korean Government owns all of Applicant’s paid-in capital and appoints the President, all Directors, the Auditor and all members of the Steering Committee of Applicant. In addition to monitoring Applicant’s lending and investment policies through appointment of Applicant’s management, the Korean Government, primarily through the FSC, closely supervises and regulates Applicant’s operations.

The legislative history of the 1940 Act confirms that Applicant was not intended to be subject to the requirements of the 1940 Act. The 1940 Act was designed to curb abuses arising from the liquid nature of investment company assets, which could be easily mismanaged or misappropriated. The Report of the Senate Committee on Banking and Currency on the 1940 Act, referring to the problems associated with the operation of investment companies that should be regulated by legislation, stated that “[b]asically the problems flow from the very nature of the assets of investment companies [which] invariably consist of cash and securities, assets which are completely liquid, mobile and readily negotiable.” S. Rep. No. 1775, 76th Cong., 3d Seas. 6 (1940). Since the loans made and to be made by Applicant, as well as a majority of the securities owned or to be owned by Applicant, are not “completely liquid, mobile and readily negotiable,” and because it is not in the business of investing, reinvesting, owning, holding or trading securities, Applicant does not consider itself to be an investment company. See In the Matter of Stadshypotek AB, Investment Company Act Release No. 20689 (November 8, 1994) (Swedish credit market institution whose principal assets consisted of mortgage loans was granted exemptive relief pursuant to Section 6(c)).

In addition, the report prepared by the Commission that served as the basis for the 1940 Act states that “[a]lthough banks . . . own securities of other corporations, they were not included in the study [of investment trusts and investment companies] because their main and primary business is banking . . . and not ownership of securities (emphasis added).” Securities and Exchange Commission, Report on Investment Trusts and Investment Companies, Part I, the Nature, Classification, and Origins of Investment Trusts and Investment Companies, H.R. Doc. No. 707, 75th Cong., 3d Sess. 16 (1938). Although this statement does not specifically refer to the activities of foreign banks, it clearly emphasizes that the business of banking was considered to be separate and distinct from the business engaged in by investment companies. For the same reasons, the business of Applicant should be considered separate and distinct from the business engaged in by investment companies.

D. Section 6(c) Standards

Section 6(c) of the 1940 Act empowers the Commission to grant an exemption from the provisions of the 1940 Act if and to the extent that such exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

Applicant is primarily engaged in the business of lending for the statutory purpose of contributing to the sound growth of the Korean economy and its financial markets. In that respect, Applicant describes itself as a financial institution mainly engaged in the banking business and has never held itself out as, or considered itself to be, an “investment company” either as that term is defined in the 1940 Act or in the context of the spirit or purposes of the 1940 Act, and this Application should not be understood to be suggesting that it is an investment company. Rather, Applicant is making this Application because of the uncertainty of the application to it of Rule 3a-6 under the 1940 Act to exempt Applicant from the application of the 1940 Act.

In order to ensure that Applicant will be entitled, without registration under the 1940 Act, to issue and sell its Debt Securities in the United States in the manner contemplated, Applicant is seeking an exemption pursuant to Section 6(c) thereof. As will be discussed below, Applicant believes that the issuance of an Order pursuant to Section 6(c) exempting it from all applications of the 1940 Act with respect to the activities in the United States detailed in this Application is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

(1) Necessary or Appropriate in the Public Interest

Approval of this Application is necessary or appropriate in the public interest. It will expand the United States market for Applicant’s Debt Securities and thus further the policy of the United States to encourage the free flow of capital. If Applicant were deemed to be an “investment company” and were denied the exemption requested, it would as a practical matter be precluded from offering such securities in the United States.5 If this were the case, attempts of the Korean Government to facilitate the country’s economic growth by means of Applicant’s efforts to raise funds in foreign capital markets would be less successful.

[5]	Even if the theoretical option of registration pursuant to Section 7(d) of the 1940 Act were practically available to Applicant, it could not comply with the restrictions on borrowing and a number of other substantive provisions of the 1940 Act which would fundamentally conflict with its operations, as, indeed, they would conflict with the operations of any lending institution.

An exemption is necessary and appropriate in the public interest in order to secure the benefits that will accrue to U.S. investors if Applicant’s securities are offered and sold in the United States. U.S. investors hold significant investments in foreign issuers’ securities, chiefly to achieve greater diversification and a correspondingly lower level of risk than would be available in a portfolio consisting solely of U.S. securities. In particular, U.S. investors have shown strong interest in previous debt offerings by sovereign issuers in the Republic of Korea, the only OECD member country in Asia other than Japan, among other reasons to diversify their geographic risk exposure. As Applicant is expected to be treated as a sovereign issuer, Applicant’s debt offerings in the United States would provide a good opportunity for U.S. investors who are interested in investing in Korean sovereign debt securities.

Approval of this Application is necessary and appropriate in the public interest because it would facilitate domestic investment by U.S. investors in a major foreign issuer, subject to the protections afforded by the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this regard, the Commission has recognized that “the lines of demarcation between domestic and international capital markets are becoming more difficult to ascertain. Traditional notions of a world made up of separate and distinct domestic capital markets are being replaced by a global market for corporate securities.” Securities Act Release No. 6568, [1984-85 Transfer Binder] Fed. Sec. L. Rptr. (CCH) & 83, 743, at 87, 319 (February 28, 1985).

(2) Consistency with the Protection of Investors

Approval of this Application is consistent with the protection of investors since the capital structure and operations of Applicant are supervised and regulated by the Korean Government as described above. Among others, the power to appoint Applicant’s management gives the Korean Government the ability to directly monitor Applicant’s business. This element of direct oversight and supervision is not present in the context of the regulation of commercial banking institutions in the United States or Korea.

In addition to the extensive oversight, supervision and regulation provided by the Korean Government as described above, purchasers of Applicant’s securities will have the benefit of the protections of the applicable United States securities laws. Sales of any securities not exempt from the requirements of the Securities Act would be required to be registered thereunder. In addition, the anti-fraud provisions of the Exchange Act would apply to any offering of Debt Securities in the United States.

Applicant has also agreed that any order may be conditioned on its compliance with the conditions set forth above under “Conditions” concerning the appointment of an agent in the United States to accept service of process and the submission to the jurisdiction of certain courts. As a result of Applicant’s compliance with the foregoing conditions, there will be no impediment to a holder of Debt Securities by virtue of the location of Applicant to enforcing the obligations represented by the Debt Securities.

Furthermore, the extensive oversight, supervision and regulation of the Korean Government obviate the need in this case for the “corporate democracy” provisions of the 1940 Act, including requirements as to affiliations of directors, in order to protect investors. The “corporate democracy” provisions of the 1940 Act derive principally from a recognition that the adviser to an investment company potentially has enormous power over the investment company’s affairs and, by reason of its position, faces conflicts of interest over such matters as the advisory fees to be charged and the other terms and conditions of its advisory contract with the investment company. To provide balance and a means of relieving the potential conflicts of interest, the “corporate democracy” provisions of the 1940 Act were adopted.

The operation of a commercial bank or a policy financial institution such as Applicant does not raise the kinds of problems the “corporate democracy” provisions were intended to address. In accessing the U.S. equity capital markets, neither U.S. banks nor other types of businesses are required to have in place corporate democracy provisions equivalent to those contained in the 1940 Act. The same is true for non-bank foreign issuers engaged in commercial business.

In conclusion, because investors in Applicant’s Debt Securities will have the protections afforded by the extensive oversight, supervision and regulation of the Korean Government and by the United States securities laws relating to the issuance of such securities, approval of this Application is consistent with the protection of investors.

(3) Consistency with the Purposes of the 1940 Act

Congress anticipated that the Commission would exempt, under Section 6(c), “persons not within the intent of the proposed legislation.” S. Rep. No. 1775, 76th Cong. 3rd Sess. 13 (1940). The legislative history of the 1940 Act indicates that Congress did not specifically intend or even generally contemplate that the definition of “investment company” would encompass an institution such as Applicant. For example, according to Senate Report No. 1775 (June 6, 1940) at page 2:

Investment trusts and investment companies are essentially institutions which provide a medium for public investment in common stocks and other securities.

According to House of Representatives Report No. 2639 (June 13, 1940) at page 5:

Investment trusts and investment companies are in essence institutions for the investment of the savings of small investors in securities, particularly the common stocks of industrial and other companies.

Applicant clearly is not such an institution. Applicant is wholly owned by the Korean Government and was created by the Korean Government to provide efficient financing for SMEs and development of national and regional infrastructure throughout Korea rather than public investment in securities. Applicant is limited and controlled in many respects as to the financings it can undertake and the loans and investments that it can make by the KoFC Act and through the extensive oversight, supervision and regulation implemented by the Korean Government. Accordingly, the operations of Applicant do not lend themselves to the abuses against which the 1940 Act was directed — excessive management and brokerage fees, insider loans on highly favorable terms, investments in companies in which the managers of the investment company have a personal interest, pyramiding of control, issuance of new securities, reorganizations and excessive borrowings in derogation of the rights of holders of existing securities and operation without adequate assets or reserves. As a result, this Application is consistent with the purposes of the 1940 Act.

This Application is not a matter of first impression for the Commission. Applicant’s position is supported by the Commission’s determination In the Matter of Industrial Bank of India, Release Nos. IC-23331 (July 24, 1998) and IC-23395 (August 19, 1998) (applicant was an industrial development bank majority-owned by the government that provided credit and other facilities for the development of industry in India) where the Commission granted exemptive relief pursuant to Section 6(c). Similarly, the Commission granted exemptive relief pursuant to Section 6(c) to The Industrial Finance Corporation of Thailand, Release Nos. IC-21172 (June 28, 1995) and IC-21251 (July 25, 1995) (applicant was a development finance institution which lent funds to promote private industrial development in Thailand) which was supervised by the Thai government and regulated primarily by the Thai Ministry of Finance, and could not accept deposits from the public because it was not a commercial bank under Thai law. Applicant’s position also finds support from the Commission’s position In the Matter of Stadshypotek AB, Release Nos. IC-20636 (October 19, 1994) and IC-20689 (November 8, 1994) (applicant was a credit corporation which extended mortgage loans for commercial and residential developments) where the Commission granted exemptive relief pursuant to Section 6(c). Stadshypotek AB was subject to a strict scheme of government regulation and did not accept demand and other types of deposit. Applicant’s position is further supported by the Commission’s determination in Credit Local de France, Release Nos. IC-18249 (July 24, 1991) and IC-18286 (August 22, 1991) (applicant was a development institution which lent funds to public and private entities) where the Commission granted exemptive relief pursuant to Section 6(c). Credit Local was subject to virtually all French banking regulations but was barred from accepting demand deposits or deposits of less than two years from the general public.

Other lending institutions which were partially or wholly-owned by foreign governments and which, like Applicant, were established to serve governmental purposes have been also granted exemptive orders by the Commission. See In the Matter Ontario Financing Authority, Release Nos. IC-20433 (July 28, 1994) and IC-20493 (August 23, 1994) (applicant was a statutory corporation which on-lent borrowed funds to public entities); In the Matter of Tasmanian Public Finance Corporation; Release Nos. IC-18765 (June 8, 1992) and IC-18829 (July 2, 1992) (applicant was a government-owned statutory corporation which on-lent borrowed funds to public entities); In the Matter of Australian Industry Development Corporation, Release Nos. IC-11582 (January 23, 1981) and IC-11649 (February 25, 1981) (applicant was a government-owned development corporation which lent funds for the development of Australia’s private sector).

In each of these cases, the applicant was a specially created policy financing institution, wholly or partly owned by the government, subject to extensive regulatory supervision and formed for the purpose of providing policy financing in its jurisdiction. Based on these factors, Applicant is conceptually indistinguishable from these prior applicants.

Accordingly, this Application falls squarely within the parameters previously suggested by the Commission for the exercise of its discretion under Section 6(c) of the 1940 Act.

VII. Conclusion

Applicant believes that granting the exemption would be necessary or appropriate in the public interest and that its activities would not lend themselves to the abuses against which the 1940 Act is directed. Applicant further believes that the issuance of an order pursuant to Section 6(c) would be consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. On the basis of the foregoing, Applicant respectfully requests that the Commission enter an order pursuant to Section 6(c) of the 1940 Act exempting Applicant from all provisions of the 1940 Act with respect to the activities in the United States described in this Application.

VIII. Procedural Matters

A. Authorization Required by Rule 0-2 under the 1940 Act

Article 14, Paragraph (1) of the KoFC Act provides as follows:

“The President represents the Corporation and has overall control over its business affairs.”

Jae-Han Ryu, the President of Applicant, is authorized to sign and file this Application on behalf of Applicant pursuant to the authority granted to him under Article 14, Paragraph (1) of the KoFC Act. Pursuant to Rule 0-2(c) of the General Rules and Regulations of the Commission under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken and that the person signing and filing this Application is fully authorized to do so.

B. Name and Address

Applicant requests that any questions regarding this Amended Application be directed to Jinduk Han of Cleary Gottlieb Steen & Hamilton LLP, Bank of China Tower, 39th Floor, One Garden Road, Central, Hong Kong, telephone number (852) 2532-3723, to Richard S. Lincer of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006, telephone number (212) 225-2560, or to Edward F. Greene of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006, telephone number (212) 225-2030.

The following is the name and address of Applicant:

KOREA FINANCE CORPORATION

16 Yeouido-dong, Youngdeungpo-gu

Seoul 150-873

Korea

February 8, 2010

KOREA FINANCE CORPORATION

By	/S/ JAE-HAN RYU
Jae-Han Ryu
President

VERIFICATION

The undersigned states that he has duly executed the attached Application for an Order under Section 6(c) of the Investment Company Act of 1940, dated February 8, 2010, for and on behalf of Korea Finance Corporation; that he is the President of Korea Finance Corporation; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By	/S/ JAE-HAN RYU
Jae-Han Ryu
President

EXHIBITS

Exhibit A -	English Translation of the Korea Finance Corporation Act.

Exhibit B -	English Translation of the Enforcement Decree of the Korea Finance Corporation Act.

Exhibit C -	English Translation of the Articles of Incorporation of Korea Finance Corporation.

38